Exhibit (a)(xii)

FOR IMMEDIATE RELEASE

New York REIT, Inc.
Announces Satisfaction of Tender Offer Financing Condition

New York, New York, May 5, 2014 – New York REIT, Inc. (“NYRT” or the “Company”) (NYSE: NYRT), announced today that it had satisfied the Credit Facility Condition (as defined in the Company’s Offer to Purchase, dated April 15, 2014, with respect to the Tender Offer), as a result of its successfully borrowing $68 million under its existing revolving credit facility.

NYRT intends to use the borrowed funds to fund a portion of the purchase of up to 23,255,814 shares of its common stock that may be tendered pursuant to the Company’s previously announced tender offer (the “Tender Offer”) and to pay fees and expenses related to the Tender Offer. The Tender Offer, however, remains subject to the other conditions described in the Offer to Purchase.

Important Notice

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of NYRT. The full details of the Tender Offer, including complete instructions on how to tender shares, are included in the Offer to Purchase, the Letter of Transmittal and related materials, which NYRT previously distributed to stockholders and are filed with the SEC. Stockholders are urged to read carefully the Offer to Purchase, the Letter of Transmittal and other related materials because they contain important information, including the terms and conditions of the Tender Offer. Stockholders may obtain free copies of the Offer to Purchase, the Letter of Transmittal and other related materials filed by NYRT with the SEC at the SEC’s website at www.sec.gov or by contacting American National Stock Transfer, LLC, the information agent for the Tender Offer, at (877) 373-2522 (toll-free).

About NYRT

NYRT is a publicly traded Maryland corporation listed on the NYSE and is a New York City focused Real Estate Investment Trust (REIT) that acquires income-producing commercial real estate, including office and retail properties, in New York City. Additional information about NYRT can be found on its website at www.nyrt.com. NYRT may disseminate important information regarding it and its operations, including financial information, through social media platforms such as Twitter, Facebook and LinkedIn.

Important Notice

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different. In addition, words such as “will,” “should,” “may,” “anticipate,” “believe,” “expect” and “intend” indicate a forward-looking statement, although not all forward-looking statements include these words.

Contacts

Anthony J. DeFazio DDCworks tdefazio@ddcworks.com (484) 342-3600	Gregory W. Sullivan, CFO and COO New York REIT, Inc. gsullivan@arlcap.com (212) 415-6500
Andrew G. Backman, Managing Director Investor Relations / Public Relations RCS Capital Corporation abackman@rcscapital.com (917) 475-2135